Exhibit 12.1

Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Months Ended
	Nov. 2,	Nov. 1,	Oct. 31,	Oct. 29,	Oct. 28,	Aug 4,
(In thousands, except ratios)	2013	2014	2015	2016	2017	2018
Determination of earnings:
Income from continuing operations before provision for taxes on income	$815,323	$729,345	$810,114	$956,921	$828,485	$1,180,995
Amortization of Capitalized interest	54	54	54	54	54	41
Fixed charges	32,223	35,973	28,191	86,921	250,182	191,778
Total earnings as defined	847,600	765,372	838,359	1,043,896	1,078,721	1,372,814

Fixed Charges:
Interest and amortization expense	31,585	35,055	27,368	85,808	248,554	190,371
Interest portion of rent expense	638	918	823	1,113	1,628	1,407
Fixed charges	32,223	35,973	28,191	86,921	250,182	191,778
Capitalized interest	—	—	—	—	—	—
Total fixed charges	$32,223	$35,973	$28,191	$86,921	$250,182	$191,778

Ratio of earnings to fixed charges	26.3	21.3	29.7	12.0	4.3	7.2